VF 6-3-04

(A) AH 6/1/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04019549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYMONT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5709 BROMLEY LANE
(No. and Street)

RICHMOND (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD RHOADS (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN & FUTERMAN, P.C.
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH ROAD (Address) HICKSVILLE (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAY 2 7 2004 WASH

PROCESSED JUN 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. RHOADS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYMONT PARTNERS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires May 31, 2004

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, Va. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2003, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Hicksville, New York
February 24, 2004

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Maymont Partners, Inc.

5709 Bromley Lane, Richmond, Virginia 23226
(804) 497-3956
Fax (804) 497-3956

May 26, 2004

NASD/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Ms. Sabalbaro,

This cover letter is to acknowledge that Maymont Partners, Inc. ("Maymont") has responded to the attached letter from the NASD dated April 21, 2004.

Please see the enclosed letter from our auditor, Libman & Futerman, regarding Maymont's exemption from SEC Rule 15c3-3 on the basis of Paragraph K-2(i).

Also enclosed is a letter from Maymont acknowledging that Maymont has responded to the notice of deficiency letter from the NASD dated April 21, 2004. This response letter was sent to the NASD Philadelphia District Office, the SEC Philadelphia District Office, as well as the SEC Principle Office in Washington, D.C.

Should there be any remaining questions concerning Maymont's response, please feel free to contact me at (804) 497-3956.

Sincerely,

Richard A. Rhoads, CEO
Maymont Partners, Inc.

Cc: Pierre Charles
NASD Philadelphia District Office
1835 Market Street, Ste. 1900
Philadelphia, PA 19103

SEC Philadelphia District Office
601 Walnut Street, Ste. 1120E
Philadelphia, PA 19106

SEC Principle Office
450 Fifth Street, N.W.
Washington, DC 20549

Enclosures (3)

Maymont Partners, Inc.

5709 Bromley Lane • Richmond, VA 23226
(804) 497-3956 • Fax (804) 497-3959

Mr. Pierre Charles
NASD Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA 19103

This is to acknowledge that Maymont Partners, Inc. ("Maymont") has responded to the attached letter from the NASD dated April 21, 2004.

The letter signed by Ann Marie McGarrigle acknowledges receipt of Maymont's December 31, 2003 annual filing of audited financial statements but notes a deficiency in that the filing did not include a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and that if an exemption is claimed by Maymont, a statement detailing the basis for such exemption should be submitted.

As requested in the letter from Ms. McGarrigle, Maymont has filed a letter signed by its auditor (Libman & Futerman) stating the basis as Paragraph K-2(i) for Maymont's exemption and has submitted this letter with a new completed Form X-17A-5 Part III Facing Page to the following addresses:

> NASD Philadelphia District Office
> Attn: AnnMarie McGarrigle
> 1835 Market Street
> Suite 1900
> Philadelphia, PA 19103
>
> SEC Philadelphia District Office
> The Curtis Center, Suite 1120E
> 601 Walnut Street
> Philadelphia, PA 19106-3322
>
> SEC Principle Office
> Division of Market Regulation
> 450 Fifth Street, N.W.
> Washington, DC 20549

Maymont Partners, Inc.

5709 Bromley Lane • Richmond, VA 23226
(804) 497-3956 • Fax (804) 497-3959

Should there be any remaining questions concerning Maymont's response, please feel free to contact me at (804) 497-3956. Thank you.

Sincerely,

Richard A. Rhoads, CEO
Maymont Partners, Inc.

April 21, 2004

BY CERTIFIED MAIL #7160 3901 9848 2158 8521

Mr. Richard Rhoads
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, VA 23226

Dear Mr. Rhoads:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 5, 2004. Questions may be addressed to Pierre M. Charles, Senior Compliance Examiner, at (215) 963-2612.

Sincerely,

AnnMarie McGarrigle (copy)

AnnMarie McGarrigle
Supervisor of Examiners

AMM/dsw

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Libman & Futerman, P.C.
Certified Public Accountant
116 New South Road
Hicksville, NY 11801